650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

February 18, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng
Eiko Yaoita Pyles
Patrick Gilmore
Edwin Kim

Re:	A10 Networks, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted November 26, 2013 and January 9, 2014
CIK No. 0001580808

Ladies and Gentlemen:

On behalf of our client, A10 Networks, Inc. (“A10 Networks” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 28, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently confidentially filing via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on January 9, 2014.

Please note the Registration Statement includes the artwork intended to be used in the Registration Statement.

The Company is also supplementally providing the Staff under separate cover (i) a copy of the PowerPoint presentation shared with potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Act”), and (ii) a copy of the updated support for the revised Gartner estimates supporting the Company’s statement that the total worldwide addressable market for next-generation application networking is a combination of discrete markets that represent aggregate expenditures of $12.6 billion in 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement as applicable.

Securities and Exchange Commission

February 18, 2014

General

1.	Please clarify if there are any restrictions as to the amount of offering proceeds that may be used pay down your credit facility with Royal Bank of Canada, JPMorgan Chase, and Bank of America as lenders. We note that affiliates of these lenders are also underwriters for your offering, so it is unclear whether the restrictions of FINRA Rule 5121 apply or whether you will appoint a qualified independent underwriter. Please advise.

In response to the Staff’s comments, the Company has revised the disclosure on page 41 to clarify that there are no restrictions in the credit facility with respect to the amount of offering proceeds that may be used to pay down our credit facility with Royal Bank of Canada, JPMorgan Chase, and Bank of America as lenders.

In addition, the Company has also revised the table of contents to rename the Underwriting Section “Underwriting (Conflicts of Interest)”, and has included disclosure relating to the nature of the conflict of interest in both the Underwriting section (please see page 136) as well as the Summary section (please see page 7), in compliance with the requirements of prominent disclosure set forth in FINRA Rule 5121(f)(10).

Prospectus Summary, page 1

2.	We note your response to prior comment 6 regarding your determination that you are a leading provider of advanced application networking technologies. Please revise to identify the parameters you evaluated in determining that you are a leading provider and concisely disclose the bases of your conclusion in that regard. Consider whether this claim should be accompanied by any disclosure of substantial disadvantages or challenges confronted by your or your products in the marketplace.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 85 to identify the parameters the Company evaluated in determining it was a “leading provider” and the bases for the Company’s conclusion in that regard and to also disclose substantial disadvantages or challenges confronted by the Company or its products in the marketplace.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 54

3.

We note your response to prior comment 15 regarding the period-to-period changes in your product and service revenue streams, the large orders by some customers that may not be repeated, and the decrease in revenue from Japan due to large orders in 2012. Please revise to provide quantitative disclosure to clarify the financial impact of these factors. For example, please consider quantifying the percentage of your revenue growth that resulted from the few

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February 18, 2014

large orders in 2013 and the percentage of services revenue growth attributable to renewals versus new products sold in the current period.

In response to the Staff’s comment, the Company has revised the disclosure on page 57.

Liquidity and Capital Resources, page 65

4.	Your response to prior comment 16 indicates that you do not need to use offering proceeds to fund your growth strategies for the next 12 months, yet “[o]ne of the principal purposes of this offering is to obtain additional capital to fund the growth of [y]our business.” Please revise to provide more details of the level of implementation of your growth strategies that are achievable without using offering proceeds. Otherwise, please estimate the level of offering proceeds you require to fully implement your growth strategies described on pages 85 through 86.

In response to the Staff’s comment, the Company has revised the disclosure on page 67.

Business

Backlog, page 92

5.	To the extent that backlog amounts are material, provide the disclosure responsive to Item 101(c)(1)(viii) of Regulation S-K, irrespective of your belief of the reliability of such amounts as indicators of realization of future revenues. You may provide contextual disclosure to provide information you believe investors should consider in assessing such information. If you believe that backlog is not material, provide a detailed explanation of the basis of that conclusion that assesses materiality in both qualitative and quantitative terms. Your analysis should not be limited to the usefulness of backlog as an indicator of future revenue levels. Backlog disclosure and fluctuations in those amounts may inform investors of trends in production, supply chain and distribution conditions, for example.

In response to the Staff’s comment, the Company has revised the disclosure on page 97.

Competition, page 94

6.	We note your response to prior comment 29 regarding your competitive position in the ADC, CGN, and DDoS markets. Please expand the discussion of your market position in each of these markets.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 to expand the discussion of its market position in the ADC and DDoS markets. The Company advises the

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Staff that with respect to the CGN market it does not believe any reliable competitive position data exists for such market.

Intellectual Property, page 95

7.	We note your response to prior comment 30 regarding the materiality of the Brocade settlement agreement. Please provide us a more detailed discussion of why you believe the settlement terms are not material beyond the cash payment. In your response, please summarize the significant rights and obligations imposed upon the parties by the settlement agreement, and explain to us the business and technical consequences of these provisions.

The Company advises the Staff that aside from the cash payment which has been paid, the Company does not believe the Brocade settlement agreement to be material to the Company or its business because as further explained below the rights and obligations under the settlement agreement neither impair the Company’s key competitive advantages or materially restrict the Company’s freedom to operate with respect to Brocade.

The Company advises the Staff that under the terms of the settlement agreement, in addition to the cash payment, the Company provided Brocade with a fully paid up license to all of the patents that the Company owns or acquires during the 12 year period following the May 20, 2013, execution of the settlement agreement term sheet. While the Company values its patent rights, the Company advises the Staff that it believes its primary competitive advantage relates to its highly skilled employees, its ability to respond to customer needs quickly, and its confidential business methods and practices, none of which are licensed to Brocade (or any other company). The Company believes that its products compete favorably with Brocade’s, as reflected by the Company’s operating performance and growth, and the Company does not believe the patent license to Brocade alone will impair the Company’s key competitive advantages. Furthermore, if Brocade (or the relevant Brocade business segment) is acquired, the license to A10 patents will be limited to patents and products (including improvements thereto) existing at the time of any such acquisition, and will not extend to new patents of the Company or to pre-existing products of the acquirer. Such limitation further limits the potential impact of the license in the event that Brocade (or its relevant business segment) were to be acquired. Consequently, the Company does not believe the license, which the Company believes to be the only significant obligation other than the cash payment imposed by the settlement agreement, to be material to its business.

In addition to the cash payment and the patent license, under the settlement agreement the Company agreed that, except as necessary to service prior versions of products already sold, it would not use prior versions of source code that were found to infringe any copyrights, patents, or trade secrets in the first trial. The Company advises the Staff that it does not believe this restriction to be material to the Company’s business because, prior the time the settlement agreement was entered into, the Company had already revised its code to remove the code elements that were found by the jury to infringe the asserted copyright, patent claims, and trade secrets. The Company advises the Staff that the code undergoes

Securities and Exchange Commission

February 18, 2014

nearly constant revisions and updates. While the Company did not agree with the verdict and planned to appeal, the Company had already removed the implicated code portions and does not and will never have a commercial need to use the old code. As to the new code, as a result of the settlement agreement, all copyright and trade secret claims are fully and forever released, and, as discussed below, under the settlement agreement Brocade provided the Company a covenant not to sue the Company with respect to the asserted patents for the life of those patents. Consequently, the Company does not view the restriction with respect to not using prior versions of the code to be material to its business.

Apart from the foregoing, the Company advises the Staff that the settlement agreement provides all parties to the litigation, including A10, with a complete, general release of all claims as of the May 20, 2013, execution of the agreement. In addition, the settlement agreement provides the Company with a 12 year covenant not to be sued, as to its layer 4-7 switching products, on any of the 13 asserted Brocade patents (or any related patents, foreign or domestic). The Company believes that all relevant Brocade patents will have expired by the end of the 12 year period. The settlement agreement further provides the Company with a 4 year covenant not to be sued, as to its layer 4-7 switching products, on any other Brocade patents. The Company believes that these protections provide it with broad freedom to operate, and that the terms of the settlement agreement (other than the cash payment that has been made) do not materially restrict the Company’s business.

8.	Similarly, for prior comment 31, you responded that specified versions of your pre-2013 code are not allowed to be offered for sale due to the Brocade settlement agreement. Please revise to clarify the differences between your pre-2013 code in dispute and your current software and explain why this restriction is not material to your business. For example, please address whether Brocade’s patents are used in competing products.

The Company refers the Staff to the third paragraph of its response to Comment 7 above. The Company advises the Staff that prior to the verdict in the Brocade litigation, the Company had removed and re-written the code relating to the Aho-Corasik algorithm that the jury found to be infringing Brocade’s copyrights, and the jury explicitly found that the re-written code, which is fully functional, did not infringe any of Brocade’s copyrights. The Company advises the Staff that it does not and will never have a commercial need to use the old code. In addition, the Company advises the Staff that when the jury found that the Company had infringed certain Brocade patents and trade secrets, the Company, despite its disagreement with the jury’s verdict and its then-intent to appeal, re-wrote various code sections in order to avoid the patent and trade secret assertions. The Company advises the Staff that it believes its modified code is better than the earlier versions, and that as a result its inability to use the old versions will not materially restrict the Company’s business.

In addition, the Company advises the Staff that it does not believe that Brocade’s patents are used in the Company’s products. Regardless, as explained in the last paragraph of the Company’s response to Comment 7 above, the settlement agreement provides the Company, as to its layer 4-7 products, with a

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covenant not to be sued as to Brocade patents. Consequently, the Company believes it is protected even if Brocade’s patents were used in competing A10 layer 4-7 products.

Compensation Committee Interlocks and Insider Participation, page 102

9.	On page 114, you disclose two related party transactions involving Summit Partners, L.P., and an affiliate of your compensation committee member Peter Y. Chung. Please revise page 102 to either disclose requisite related party transactions under the Interlocks heading, as required by Item 407(e)(4)(i)(C) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 107.

Executive Compensation, page 103

10.	We note your response to prior comment 33, but you do not address whether you intend to renegotiate or enter into new employment agreements with your named executive officers after your IPO. Please advise or revise as applicable.

In response to the Staff’s comment, the Company advises the Staff that it does not currently intend to renegotiate or enter into new employment agreements with its named executive officers after its IPO.

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320- 4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark Baudler
Mark Baudler

cc:	Greg Straughn, A10 Networks
Robert Cochran, A10 Networks
Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati, P.C.
Jorge del Calvo, Pillsbury Winthrop Shaw Pittman LLP
Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP
Mark Farley, Deloitte & Touche LLP